

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2020

Scott Montross
President and Chief Executive Officer
NORTHWEST PIPE CO
201 NE Park Plaza Drive, Suite 100
Vancouver, Washington 98684

> **Re: NORTHWEST PIPE CO**
> **Registration Statement on Form S-3**
> **Filed October 23, 2020**
> **File No. 333-249637**

Dear Mr. Montross:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Geoff Kruczek at (202) 551-3641 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Gregory Struxness